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                            January 27, 2022

       Tin Lung David Leung
       President and Chief Executive Officer
       New Momentum Corp.
       150 Cecil Street, #08-01
       Singapore 069543

                                                        Re: New Momentum Corp.
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed January 6,
2022
                                                            File No. 333-257302

       Dear Mr. Leung:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 29, 2021 letter.

       Amendment No. 4 to Registration Statement on Form S-4 filed January 6,
2022

       Prospectus Cover Page

   1. Please disclose whether your auditor is subject to the determinations announced by the
                                                        PCAOB on December 16,
2021 and whether and how the Holding Foreign Companies
                                                        Accountable Act and
related regulations will affect your company. Please make
                                                        conforming changes in
your prospectus summary.
       Prospectus Summary, page 5

   2. We note your response to comment 1. Please include the substance of your response in the prospectus summary.
Your disclosure should make clear that no transfers, dividends, or distributions have
been made to date, as you state in your response, if true.
 Tin Lung David Leung
New Momentum Corp.
January 27, 2022
Page 2
Permissions under Hong Kong Law and PRC Law, page 7

3. We note your response to comment 2. Please update your disclosure to address the applicability of the new regulations announced by the Cyberspace Administration of
       China on January 4, 2022 that will go into effect on February 15 and that will require internet platform operators holding data of more than 1 million users to undergo a network security review. In addition, please make conforming revisions to your cybersecurity risk factor beginning on page 17.
Risk Factors
"The audit report included in this prospectus is prepared by an independent registered public accounting firm who is based in Malaysia . . ., page 18

4. We note your response to comments 3 and 4, as well as your amended disclosure that "the
       U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two."
       Additionally, please state that such decrease to two non-inspection years would reduce the time period before your securities may be prohibited from trading or delisted. Please also discuss that, pursuant to the HFCA Act, the PCAOB has issued its report notifying the
       Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.
       You may contact Brian Fetterolf at 202-551-6613 or Dietrich King at 202-551-8071 if
you have any questions.



                                                            Sincerely,
FirstName LastNameTin Lung David Leung
                                                            Division of
Corporation Finance
Comapany NameNew Momentum Corp.
                                                            Office of Trade &
Services
January 27, 2022 Page 2
cc:       Thomas E. Puzzo, Counsel
FirstName LastName